May 25, 2012

VIA EDGAR AND COURIER

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	D.E MASTER BLENDERS 1753 B.V.

Dear Mr. Schwall:

D.E MASTER BLENDERS 1753 B.V. (the “Company”), a wholly owned subsidiary of Sara Lee Corporation (“Sara Lee”), currently expects, subject to the approval of the board of directors of Sara Lee, that the dividend effecting the spin-off of Sara Lee’s international coffee & tea business will be declared, and the exchange ratio, distribution date and record date for such dividend and the related transactions will be announced, after the close of market on May 31, 2012. In the interest of time, we are providing the Staff with a hand mark-up of currently anticipated changes to the Registration Statement on Form F-1 of the Company (File No. 333-179839) (the “Registration Statement”) to provide disclosure relating to the exchange ratio, distribution date and record date, and certain other related information, should they be approved as currently anticipated. For the convenience of the Staff, and for purposes of providing all currently expected changes to the Registration Statement, we have also included in the attached document certain information previously provided to the Staff with our letter dated May 23, 2012. This disclosure would be made in the final amendment to the Registration Statement, which we expect would be filed on the morning of Friday June 1, 2012, very shortly before the time that we would request that the effectiveness of the Registration Statement be accelerated. For the convenience of the Staff, we have also sent to you paper copies of this letter and the hand mark-up of the Registration Statement.

Please contact me at (213) 687-5234 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel

cc:	Securities and Exchange Commission
Norman von Holtzendorff

D.E MASTER BLENDERS 1753 B.V.
Onno van Klinken

Skadden, Arps, Slate, Meagher & Flom LLP
Rodd M. Schreiber